Exhibit (a)(5)(clxviii)

For Immediate Release

Contact:	Jennifer Glass Oracle Corp. (650) 633-6192 jennifer.glass@oracle.com

ORACLE ANNOUNCES BEST AND FINAL

PEOPLESOFT OFFER OF $24 PER SHARE

Oracle to withdraw offer if majority not tendered by November 19, 2004

REDWOOD SHORES, Calif., November 1, 2004 – (http://www.oracle.com) Oracle Corporation (NASDAQ: ORCL) announced today that it is amending its tender offer for all of the common stock of PeopleSoft, Inc. Principal terms of the amended offer will include:

•	Oracle has increased the price of its fully-financed cash offer from $21.00 to $24.00 per share, which represents our best and final offer. This price represents a significant premium to recent trading prices, and is in excess of the 52-week closing price high for PeopleSoft shares. The increased offer price is nearly 60% higher than the closing price on the day prior to Oracle’s announcement of its intention to commence the original offer.

•	In light of last week’s vote by the European Commission to clear Oracle’s offer, Oracle will amend the offer to eliminate most of the conditions to the offer. The principal remaining conditions will be that a majority of PeopleSoft’s shares are tendered in the offer and that the PeopleSoft Board of Directors eliminates the poison pill and Delaware law (Section 203) obstacles to Oracle’s acquisition of shares in the offer.

•	The amended offer will expire at midnight EST on Friday, November 19, 2004. If a majority of PeopleSoft’s shares have been tendered into the offer and the Board of Directors of PeopleSoft has not removed the poison pill and Section 203 obstacles, then Oracle will look to the Delaware Chancery Court to take appropriate action.

•	If by midnight EST on Friday, November 19, 2004 a majority of PeopleSoft’s shares have not been tendered into the offer, then Oracle will withdraw its tender offer.

“Our best and final offer is $24 per share, which we believe represents a substantial premium to the price at which those shares would trade were it not for Oracle’s offer,” said Jeffrey O. Henley, Chairman of the Board of Oracle. “We will withdraw our offer unless a majority of PeopleSoft shares are tendered into our offer by November 19, 2004.”

Included with this press release is a letter sent by Oracle to the PeopleSoft Board of Directors on November 1, 2004.

Oracle will host a conference call today, November 1, 2004, at 8:45 a.m. EST/5:45 a.m. PST. A live audio webcast of the call will be made available on the Oracle Investor Relations website at www.oracle.com/investor. The webcast will be available for replay for seven days following the conference call. Interested parties may also participate live via telephone by calling (719) 457-2621. The replay number is (719) 457-0820 (Passcode: 910652), and will be available for 24 hours following the conference call.

The solicitation and the offer to buy PeopleSoft’s common stock is only made pursuant to the Offer to Purchase and related materials that Oracle Corporation and Pepper Acquisition Corp. filed on June 9, 2003, as amended and restated on February 12, 2004 and as subsequently amended. Stockholders should read the Amended and Restated Offer to Purchase and related materials carefully because they contain important information, including the terms and conditions of the offer. Stockholders can obtain the Amended and Restated Offer to Purchase and related materials free at the SEC’s website at www.sec.gov, from Credit Suisse First Boston LLC, the Dealer Manager for the offer, from MacKenzie Partners, the Information Agent for the offer, or from Oracle Corporation.